15026155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section RECEIVED APR 14 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 66920

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascentage Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Pleasant Street, 2nd Floor
(No. and Street)

Portsmouth (City) New Hampshire (State) 03801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Drew Ogden 603-227-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty & Company, P.C.
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road (Address) Nashua (City) New Hampshire (State) 03060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 4/16

tg 4/16

OATH OR AFFIRMATION

I, R. Drew Ogden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascentage Advisiors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARLENE BOSSE
Notary Public - New Hampshire
My Commission Expires October 1, 2019

[signature]
Signature

Managing Member
Title

Darlene Bosse
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENTAGE ADVISORS, LLC

Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013

(With Independent Auditors' Report Thereon)

McCafferty & Company, P.C.
Certified Public Accountants

ASCENTAGE ADVISORS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2014 and 2013

McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hampshire Society of Certified Public Accountants

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Report of Independent Registered Public Accounting Firm

To the Member
Ascentage Advisors, LLC
10 Pleasant Street, 2nd Floor
Portsmouth, NH 03801

We have audited the accompanying balance sheets of Ascentage Advisors, LLC as of December 31, 2014 and 2013, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

Predecessor Auditor

The financial statements of the Company for December 31, 2013 were audited by a predecessor auditor whose report dated, February 21, 2014, indicated the financial statements present fairly in all material respects, the financial position of the Company and the related statements of operations, changes in members' equity and cash flows for the year then ended.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

Newton, Massachusetts 02459

April 9, 2015

ASCENTAGE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS	**2014**	**2013**
Cash	$ 23,178	$ 24,822
Accounts Receivable	4,314	2,447
State Tax Refund receivable	-	5,200
Prepaid Regulatory Fees and Expenses	1,009	1,231
Total Assets	$ 28,501	$33,700

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$ 1,000	$ 3,000
Members' Equity:	27,501	30,700
Total Liabilities and Members' Equity	$ 28,501	$ 33,700

See Accompanying Notes to Financial Statements and Independent Auditor's Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues		
Consulting Income	$ 300,233	$ 126,176
Expenses		
Bank Charges	102	36
Communication Expenses	863	-
Insurance	472	-
Licenses and Miscellaneous Taxes	372	-
Office Expenses	3,349	6,693
Professional Fees	176,464	48,915
Payments made to Members	115,000	56,700
Regulatory Fees	6,772	4,869
Travel	41	2,833
Total Operating Expenses	**$ 303,435**	**$ 120,046**
Net Income /(Loss) from Operations	(3,202)	6,130
Other Income / Expense		
Interest Income	3	3
Net Income / (Loss)	$ (3,199)	$ 6,133

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

Balance December 31, 2012	**$ 24,567**
Net Income	6,133
Balance December 31, 2013	**30,700**
Net Loss	(3,199)
Balance December 31, 2014	$ 27,501

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

ASCENTAGE ADVISORS, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,199)	$ 6,133
Changes in Operating Assets and Liabilities		
Accounts Receivable	(1,867)	(2,447)
State Tax Refund Receivable	5,200	(5,200)
Prepaid Regulatory Fees	222	(1,231)
Accounts Payable and Accrued Expenses	(2,000)	(3,452)
Net Cash Provided (used) by Operating Activates	(1,644)	(6,197)
Cash, Beginning of Year	24,822	31,019
Cash, End of Year	$ 23,178	$ 24,822

See Accompanying Notes to the Financial Statements and Independent Auditors' Report.

NOTE 1 - Nature of Operations

Ascentage Advisors, LLC (the Company) conducts business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company, located in Portsmouth, New Hampshire and organized in the State of Delaware, acts principally as a representative of business clients in the private placements of their securities, arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

NOTE 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Revenue Recognition

The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement. Accordingly, the Company recognizes consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes

The Company, a single member LLC, is regarded by the Internal Revenue Service Code as a disregarded entity. As such, in lieu of corporation taxes the member is required to report on their individual income tax return an allocable share of the Company's income, gains, losses, deductions and credits. The Company is subject to a New Hampshire business enterprise and business profits tax assessed at 0.75% and 8.5%, respectively, of taxable income, subject to certain thresholds. All amounts are subject to review, challenge and possible adjustment by taxing authorities. The Company's income tax returns for 2011, 2012 and 2013 are subject to examination by taxing authorities, generally for three years after they were filed.

Subsequent Events

Management has evaluated subsequent events through January 14, 2015, which is the date these financial statements were available to be issued.

NOTE 3 - Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

NOTE 4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company had net capital of $22,178 and $21,822, respectively, which were $17,178 and $16,822, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 and 0.14 to 1, at December 31, 2014 and 2013, respectively.

NOTE 5 - Revenue Concentration

For the year ended December 31, 2014, one customer accounted for approximately 83% of revenue. For the year ended December 31, 2013, two customers accounted for approximately 80% of revenue.

NOTE 6 - Related Party Transactions

The Company is co-located with a sister entity, Ascentage Group, LLC (Ascentage Group). Under a Management Services Agreement (the Agreement) dated April 20, 2013, Ascentage Group provides certain services to the Company for various administrative services and use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2014 and 2013, the Company paid $3,000 of management fees to Ascentage Group to cover these expenses.

NOTE 7 - Supplemental Cash Flow Information

	2014	2013
Cash Paid for State Taxes	$ 270	$ 9,192

NOTE 8 - Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the approximately $3,000 per year that it pays to Ascentage Group under the Agreement.

ASCENTAGE ADVISORS, LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2014 AND 2013

McCafferty & Company, P.C.
Certified Public Accountants

ASCENTAGE ADVISORS, LLC
COMPUTATIONS OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEARS ENDED DECEMBER 31, 2014 AND 2013

Schedule I

	2014	2013
Aggregate Indebtedness	$ 1,000	$ 3,000
Net Capital		
Members' Equity	$ 27,501	$ 30,700
Adjustments to Net Capital		
Accounts Receivable	(4,314)	(2,447)
State Tax Refund Receivable	-	(5,200)
Prepaid Regulatory Fees	(1,009)	(1,231)
Net Capital, as Defined	$ 22,178	$ 21,822
Net Capital Requirement	$ 5,000	$ 5,000
Net Capital in Excess of Requirement	$ 17,178	$ 16,822
Ratio of Aggregate Indebtedness to Net Capital	0.04 to 1	0.14 to 1

No material differences existed between the Company's net capital above and the amount reported on the December 31, 2014 unaudited Form X-17A-5 Part IIA filing.

See Accompanying Independent Auditors' Report.

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society of
Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazauskas

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ascentage Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. & 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. & 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the period from January 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

January 14, 2015

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

Ascentage Advisors

On behalf of Ascentage Advisors, LLC ("Ascentage Advisors"), I, as Managing Member, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- Ascentage Advisors claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- Ascentage Advisors did not hold any customer funds or securities at any time during the year.
- Ascentage Advisors met the identified exemption provisions throughout the reporting period without exception.

Ascentage Advisors, LLC

R. Drew Ogden
Managing Member

Ascentage Advisors, LLC 10 Pleasant Street, 2nd Floor, Portsmouth, NH 03801 USA
603.227.0500 TEL 603.227.0510 FAX www.ascentagegroup.com *Member FINRA and SIPC*

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